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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING                                           SEC FILE NUMBER
                                                                                                    0-22595
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(Check One): [X] Form 10-K  [_] Form 20-F  [_] Form 11-K  [_] Form 10-Q [_] Form N-SAR          CUSIP NUMBER

    For Period Ended: December 31, 2000
      [_] Transition Report on Form 10-K
      [_] Transition Report on Form 20-F
      [_] Transition Report on Form 11-K
      [_] Transition Report on Form 10-Q
      [_] Transition Report on Form N-SAR
For the Transition Period Ended:________________________________________
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                          Read Instructions (on back page) Before Preparing Form.  Please Print or Type.
        NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not
 Applicable
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PART I -- REGISTRANT INFORMATION

Friede Goldman Halter, Inc.
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Full Name of Registrant

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Former Name if Applicable

13085 Seaway Road
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Address of Principal Executive Office (Street and Number)

Gulfport, Mississippi 39503
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed.  (Check box if appropriate)
[X]  (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]  (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant previously timely filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and indicated on the cover page thereof that portions of the registrant's proxy to be filed within 120 days of the registrant's fiscal year ended were incorporated into Part III thereof. However, as a result of the registrant's filing on April 19, 2001 of a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code, the registrant has cancelled its annual meeting until such future time as may be appropriate and no longer intends to distribute a proxy statement to shareholders at this time.
Accordingly, pursuant to General Instruction G(3) of Form 10-K, the registrant is required to file in an amendment to such Form
10-K on Form 10-K/A (the "Form 10-K/A") containing the information required under part III of Form 10-K. However, as a result on the registrant's voluntary petition for reorganization, such Form 10-K/A could not be filed within the prescribed time period without unreasonable effort and expense. The registrant intends to file such Form 10-K/A with the Securities and Exchange Commission (the
"SEC") no later than May 15, 2001, which is the fifteenth calendar following the prescribed due date of April 30, 2001.

PART IV -- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.
        Robert L. Champagne                           228                                 896-0029
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           (Name)                                 (Area Code)                        (Telephone Number)

(2)  Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or
     section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period
     that the registrant  was required to file such report(s) been filed?  If answer is no, identify report(s).     [X] Yes  :No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the   [X] Yes  :No
     last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The results of operations for the registrant's fiscal year ended December 31, 2000 were included the registrants annual report on Form 10-K filed with SEC on April 2, 2001.

                                               Friede Goldman Halter, Inc.
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                                     (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereto duly authorized.


Date: May 1, 2001                                                   By: /s/ Robert L. Champagne
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                                                                    Name:  Robert L. Champagne
                                                                    Title: Executive Vice President and Chief Financial Officer
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